September 26, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Tillan, Assistant Chief Accountant

Re: Mechanical Technology Incorporated

Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 000-06890

Dear Ms. Tillan:

Mechanical Technology Incorporated, a New York corporation (the “Company” or “MTI”), hereby submits responses to the Staff’s comment letter addressed to Cynthia A. Scheuer, Vice President, Chief Financial Officer and Secretary, of the Company, dated September 19, 2007 (the “Comment Letter”).

The following are MTI’s responses to the comments in the Comment Letter:

Annual Report on Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Note 10. Shareholders’ Equity, page F-21

Plug Power Shares, page F-22

1.

With a view towards disclosure, please tell us how you accounted for and calculated the amount of the loss on derivative of $7,173,000 and the gain on the sale of the Plug Power common shares of $9,635,000. Please reconcile with the amounts shown on the  statement of operations for fiscal 2005 for loss on derivative and gain on sale of securities available for sale.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

September 26, 2007

As described in the Company’s Accounting Policies on page F-8, the Company accounts for its derivative instruments and embedded derivative instruments in accordance with SFAS No. 133 and EITF 00-19. The Plug Power Investment Right issued to Fletcher International qualified for treatment under SFAS 133 and its classification was the subject of a previous comment letter from the staff in 2005.

Prior to the exercise of this investment right by Fletcher on June 24, 2005, the fair value of this derivative was estimated on a quarterly basis using a Black-Scholes Option Pricing Model, with the associated valuation change recorded in the financial statement line “Gain (loss) on derivatives”. Upon exercise, this derivative was valued using the intrinsic value method.

The following table rolls forward the value of the derivative from December 31, 2004, and summarizes how the loss on derivatives for 2005 on the Company’s 2006 Form 10-K was computed.

Plug Power Investment Right fair value as of 12/31/04	$ 1,125
Q1 2005 loss on derivative valuation	3,234 A
Plug Power derivative liability at 3/31/05	4,359

Intrinsic value of derivative upon exercise	11,532
Less: Derivative liability as of 3/31/05	(4,359)
Additional derivative valuation loss upon exercise of right	7,173 B

Derivative value as of 6/30/05 after exercise	-0-

Total FY 2005 derivative loss per 10-K (A+B)	$10,407

The following reconciliation shows the calculation of the gain on available for sale of securities in connection with the exercise of the Plug Power Investment Right and a reconciliation of total gains on available for sale securities for 2005 to the Form 10-K. Sales of Plug Power stock during 2005 include sales in connection with the Plug Power Investment Right exercise and other market sales.

Fair value of 1,799,791 shares of Plug Power stock sold to Fletcher upon exercise of the Plug Power Investment Right	$12,833
Cost basis of Plug Power stock involved in the exercise	(3,198)
Gain on sale of securities available for sale due to the exercise of the Plug Power Investment Right	9,635

Gain on market sales of available for sale securities	490
Total FY 2005 gain on available for sale securities per 10-K	$10,125

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

September 26, 2007

We acknowledge the Staff’s comment and in future filings we will add disclosure to specifically identify that the intrinsic value method was utilized to value the Plug Power Investment Right at its exercise date.

Note 15. Derivatives, page F-32

2.

Please tell us and revise future filings to disclose the method and significant assumptions used to value the derivatives at inception and at each balance sheet date. Please provide us with a reconciliation of your response to the amount reflected as a derivative liability of $0 and $3,664,000 as of December 31, 2005 and 2006.

As described in the Company’s Accounting Policies on page F-8, the Company accounts for its derivative instruments and embedded derivative instruments in accordance with SFAS No. 133. The Company also follows EITF No. 00-19 for freestanding contracts that are settled in the Company’s own stock. The Company uses a Black Scholes Pricing Model to value all of its derivatives. As outlined in Question 1 above, the Plug Power Investment Right was exercised on June 24, 2005, so the Company had no derivatives outstanding as of December 31, 2005.

The Derivative Liability recorded on the balance sheet as of December 31, 2006 relates to freestanding warrants which were issued to investors as part of the Company’s December 2006 capital raise.

On the December 20, 2006 closing date for the capital raise, the Company attributed value to the derivatives of $3,845,000 which was calculated using the following assumptions the Black Scholes Pricing Model:

Company stock price	$1.96
Exercise price of warrant	$2.27
Number of Company shares involved with warrants	3,027,778
Volatility (Company history, 5-years)	80.57%
Proxy risk free rate	4.57%
Dividend rate	0.00%
Contractual term (in days)	1,826

As of December 31, 2006, the Company attributed value to the derivative of $3,664,000 using the following assumptions in the Black Scholes Pricing Model:

Company stock price	$1.89
Exercise price of warrant	$2.27
Number of Company shares involved with warrant	3,027,778
Volatility (Company history, 5-years)	80.34%

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

September 26, 2007

Proxy risk free rate	4.70%
Dividend rate	0.00%
Contractual term (in days)	1,815

We acknowledge the Staff’s comment and in addition to the accounting policy disclosures for derivatives on page F-8 which describes our use of the Black-Scholes Option Pricing Model and types of assumptions used, we will add disclosures to specifically identify the actual assumptions used to value the derivatives at inception and at each balance sheet date in future filings.

Note 13. Stock Based Compensation, page F-25

3.

With respect to footnote C, please tell us and disclose in future filings the interest rate used. Per paragraph A25 of SFAS 123R, the risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

The proxy risk free rates used to fair value MTI stock options granted during 2006 ranged between 4.60% and 5.08%, and were based on the U.S. Treasury zero-coupon yield with a similar term as the expected life of the options. We acknowledge the Staff’s comment and will disclose sufficient range of rates used for the proxy risk free rate assumptions used in the model in future filings.

4.

You disclose that “APB Opinion No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee option grants where the exercise price is equal to or not less than 85% of the market value at the date of grant.” We note similar disclosure for the MTI Micro Option Plan on page F-30. Please tell us how this policy is consistent with paragraph 10 of APB 25. Cite the accounting literature you relied upon.

One MTI equity incentive plan and the MTI Micro Option Plan allow grants below market value, but not less than 85% of the market value at the date of grant. In practice, MTI never issued any below market stock options from its plans and therefore never incurred any compensation cost under APB 25 paragraph 10. MTI Micro did issue below market value stock options in 2004 and as a result calculated and recognized the appropriate APB 25 compensation charges associated with these grants during FY 2004 and FY 2005. We acknowledge the Staff’s comment and in future filings we will remove both references to “or not less than 85% of the” from our Stock-Based Compensation footnote.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

September 26, 2007

In connection with our responses to the Staff’s comments, we acknowledge and understand that the Company and its management are responsible for the adequacy and accuracy of disclosure in the filing; that staff comments or changes to disclosure in response to staff comments does not bar the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any questions, please feel free to contact the undersigned at (518) 533-2240.

Very truly yours,
/S/ CYNTHIA A. SCHEUER
Cynthia A. Scheuer Vice President, Chief Financial Officer and Secretary

cc:	Peng K. Lim
Knute J. Salhus, Esq.